John Ormiston

John Ormiston is a founding partner of Twenty20 Beverages, a sales and marketing agency created to support craft spirit brands navigate the three-tier system in the United States. After starting his career with E&J Gallo Wine Company, he spent 17 years with Brown Forman Beverages Worldwide in various executive positions. During his tenure he held positions including Vice President of National Accounts and Director Vice President of the Heritage Division. In 2009 he was appointed to lead the development of the Alliance between Brown Forman and Bacardi USA. In 2011 he joined White Rock Distilleries as Division Vice President of Sales where he also held the position of Vice President of National Accounts. After the sale of White Rock Distilleries, he joined Western Spirits as a Vice President of Sales where he was involved in the creation of numerous successful brands. He left Western spirits to pursue entrepreneurial opportunities and created 1026 Beverage Company in 2015 which was later renamed Twenty20 Beverages. Throughout his career he has played a key role in building some of the best-known wine and spirit brands in the industry including Sonoma Cutrer - Sonoma Coast, Woodford Reserve, Jack Daniel's Honey, and Pinnacle Vodka.

3 Year Work History:
2015-Present   Partner/Cofounder, Twenty20 Beverages